Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated November 18, 2009

Registration No. 333-159995

Supplementing the Preliminary Prospectus

Supplement dated November 17, 2009 and

the Prospectus dated June 15, 2009

HRPT PROPERTIES TRUST

PRICING TERM SHEET

Size:	$125,000,000 ($143,750,000 if the underwriters’ over-allotment option is exercised in full)

Coupon (Interest Rate):	7.50% per annum

Security:	7.50% Senior Notes due 2019 (the “Senior Notes”)

Interest Payment Dates:	February 15, May 15, August 15 and November 15, commencing February 15, 2010

Maturity:	November 15, 2019

Minimum Denominations:	$20 per Senior Note and integral multiples thereof

Public Offering Price:	$20 per Senior Note, plus accrued interest from November 25, 2009, if applicable

Trade Date:	November 18, 2009

Settlement Date:	November 25, 2009 (T+5)

Net Proceeds:	$121,875,000 before expenses associated with the transaction ($140,156,250 if the underwriters’ over-allotment option is exercised in full)

Underwriting Commission:	$0.50 per Senior Note

Over-allotment Option:

The underwriters may purchase up to an additional $18,750,000 aggregate principal amount of Senior Notes from HRPT Properties Trust at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement to cover over-allotments, if any.

Redemption Provision:

HRPT Properties Trust may redeem some or all of the Senior Notes on or after November 15, 2014, at any time and from time to time at a redemption price equal to 100% of the aggregate principal amount of the Senior Notes being redeemed and accrued but unpaid interest, if any, to the redemption date.

Ratings (Moody’s / S&P):	Baa2 (stable) / BBB (stable)

Proposed Listing:	New York Stock Exchange

CUSIP / ISIN:	40426W 606 / US40426W6066

Joint Book-Running Managers:	Banc of America Securities LLC
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

Co-Lead Managers:	UBS Securities LLC
Morgan Keegan & Company, Inc.
RBC Capital Markets Corporation

Co-Managers:	Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322, Morgan Stanley & Co. Incorporated toll-free at (800) 584-6837 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.

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